[redacted]

09041835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67090 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W. 47th Street, Suite 900
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr (816) 960-9525
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
JUN 30 2009
Washington, DC
122

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _Shane C. Brethowr_______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Lockton Financial Advisors, LLC_______________________________________________, as of __April 30_____________________________, 2009_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______None_______________________________________________

JESSICA LYNN SKINNER
MY COMMISSION EXPIRES
October 1, 2011
NOTARY SEAL
#07287608
JACKSON COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

__CCO, FINOP______________

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

# Independent Auditors' Report

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies, Inc):

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 25, 2009

**LOCKTON FINANCIAL ADVISORS, LLC**

Balance Sheets

April 30, 2009 and 2008

| **Assets** | **2009** | **2008** |
|---|---|---|
| Cash and cash equivalents | $ 3,484,154 | 1,539,035 |
| Accounts receivable: | | |
| Commissions receivable | 160,888 | 16,755 |
| Affiliates, net | 508,016 | 130,574 |
| Producer Members receivable | 59,275 | — |
| Prepaid expenses | 4,679 | 50,604 |
| Computer software, net | 110,404 | 15,825 |
| Other assets | 10,000 | — |
| Total assets | $ 4,337,416 | 1,752,793 |
| **Liabilities and Member's Equity** | | |
| Note payable | $ 183,500 | 531,956 |
| Producer Members payable | 386,152 | — |
| Accrued expenses: | | |
| Interest | 43,838 | 18,068 |
| Legal | 6,600 | 4,678 |
| Accounting and tax service | 10,000 | 15,000 |
| Other | 5,670 | 10,815 |
| Producer unit purchase commitments | 1,747,753 | — |
| Total liabilities | 2,383,513 | 580,517 |
| Member's equity: | | |
| Paid-in capital | 2,510,000 | 100,000 |
| Retained (deficit) earnings | (556,097) | 1,072,276 |
| Total member's equity | 1,953,903 | 1,172,276 |
| Total liabilities and member's equity | $ 4,337,416 | 1,752,793 |

See accompanying notes to financial statements.

## LOCKTON FINANCIAL ADVISORS, LLC

Statements of Operations

Years ended April 30, 2009 and 2008

| | | 2009 | 2008 |
|---|---|---|---|
| Revenue: | | | |
| Commissions | $ | 8,906,295 | 6,945,362 |
| Interest and other income | | 52,663 | 213,500 |
| Total revenue | | 8,958,958 | 7,158,862 |
| Expenses: | | | |
| Selling | | 4,640,663 | 19,739 |
| General and administrative | | 3,207,502 | 671,033 |
| Producer unit purchase commitments | | 1,759,894 | — |
| Amortization | | 10,037 | — |
| Interest expense | | 25,770 | 64,005 |
| Total operating expenses | | 9,643,866 | 754,777 |
| Net (loss) income | $ | (684,908) | 6,404,085 |

See accompanying notes to financial statements.

**LOCKTON FINANCIAL ADVISORS, LLC**

Statements of Changes in Member's Equity

Years ended April 30, 2009 and 2008

| | | Paid-in capital | Retained (deficit) earnings | Total |
|---|---|---|---|---|
| Balance, April 30, 2007 | $ | 100,000 | 1,252,992 | 1,352,992 |
| Net income | | — | 6,404,085 | 6,404,085 |
| Distributions to member | | — | (6,584,801) | (6,584,801) |
| Balance, April 30, 2008 | | 100,000 | 1,072,276 | 1,172,276 |
| Net loss | | — | (684,908) | (684,908) |
| Distributions to member | | (100,000) | (943,465) | (1,043,465) |
| Contributions from member | | 2,510,000 | — | 2,510,000 |
| Balance, April 30, 2009 | $ | 2,510,000 | (556,097) | 1,953,903 |

See accompanying notes to financial statements.

**LOCKTON FINANCIAL ADVISORS, LLC**

Statements of Cash Flows

Years ended April 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) income | $ (684,908) | 6,404,085 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | |
| Forgiveness of note payable | — | (66,000) |
| Forgiveness of interest on note payable | — | (76,603) |
| Amortization | 10,037 | — |
| Producer unit purchase commitments | 1,759,894 | — |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | (317,589) | 412,326 |
| Prepaid expenses and other assets | 35,925 | (50,604) |
| Change in receivables from affiliates | (377,442) | (195,516) |
| Accounts payable | — | (1,146) |
| Producer Members payable, net | 326,877 | — |
| Accrued expenses | 17,547 | 40,440 |
| Payments under producer unit purchase commitments | (12,141) | — |
| Net cash provided by operating activity | 758,200 | 6,466,982 |
| Cash flows from investing activity: | | |
| Purchase of computer software | (104,616) | (15,825) |
| Net cash used in investing activities | (104,616) | (15,825) |
| Cash flows from financing activities: | | |
| Proceeds from note payable | — | 165,000 |
| Principal payments on note payable | (175,000) | (62,044) |
| Distributions to member | (1,043,465) | (6,584,801) |
| Contributions from member | 2,510,000 | — |
| Net cash provided by (used in) financing activities | 1,291,535 | (6,481,845) |
| Change in cash and cash equivalents | 1,945,119 | (30,688) |
| Cash and cash equivalents, beginning of year | 1,539,035 | 1,569,723 |
| Cash and cash equivalents, end of year | $ 3,484,154 | 1,539,035 |
| Noncash transactions: | | |
| Noncash application of commission receivable to notes payable | $ 173,456 | — |

See accompanying notes to financial statements.

## (1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. Prior to May 1, 2008, the Company was a single member limited liability company, approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company previously operated under the k(2)(i) exemptive status whereby the Company did not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities were handled by a third-party broker-dealer.

On March 13, 2008, the Company was approved to become a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf. Effective May 1, 2008, the Company became a multi-manager limited liability company. This enables the Company to conduct securities activities, which include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. Effective August 1, 2008, the Company became registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the company to participate in a limited capacity only dealing in qualified college savings plans. The company thus far has had no municipal securities activity.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

## (2) Reorganization

Effective May 1, 2008, Lockton reorganized the structure of the Company to a multi-manager limited liability company in conjunction with the FINRA approved change to a stand-alone broker-dealer. The Company remains a subsidiary of Lockton, with Lockton owning 100% of the Corporate Profit Units. The associates who have the primary responsibility for establishing new client relationships joined the Company as "Producer Members." The Producer Members derive their compensation from the profits of the Company, as defined, after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Profit Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statements of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense. Prior to the reorganization, 100% of profits were that of the single member of the Company, Lockton.

As part of the reorganization, the Company designed an end of career and transition program for Producer Members, which is described more fully in note 6.

## (3) Summary of Significant Accounting Policies

### (a) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### (b) *Revenue Recognition*

The Company's revenue comprises principally commissions paid by plan vendors, commissions received through a third-party broker-dealer, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when received.

Commissions received through two respective third-party broker-dealer relationships, AIG Financial Advisors, Inc, and NFP Securities, Inc., are recognized on a trade-date basis as transactions occur. A portion of the Gross Dealer Concessions (GDC) generated by the Registered Representatives are withheld (B/D Fees) by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One hundred percent of the remaining GDC, after deduction of the B/D Fees, is paid directly to the Company.

As a result of the restructuring in 2009, the third-party broker-dealer relationship with AIG Financial Advisors, Inc. was terminated. As a result of this termination and the Company's approval to become a k(1) exemptive status stand-alone broker-dealer, business previously conducted with AIG Financial Advisors, Inc. is now conducted with various plan vendors.

Prior to termination, the Company was entitled to additional compensation based on the amount of B/D Fees paid by Registered Representatives of such broker-dealer. The additional compensation was received in the form of additional commissions or the forgiveness of outstanding debt and accrued interest payable. The Company recognized such additional compensation when the amounts were determined and were probable of collection, which generally occurred upon achievement of the performance measure stipulated in the contract. See additional discussion in note 5.

### (c) *Cash and Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2009 and 2008, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

### (d) *Computer Software*

Computer software consists of internally developed software and is recorded at cost. Amortization is computed on the straight-line method over its estimated useful life of three years.



(Continued)

*(e)* ***Producer Members Receivable and Payable***

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to actual based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as producer members receivable or payable, respectively.

*(f)* ***Income Taxes***

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the years ended April 30, 2009 and 2008, respectively.

*(g)* ***Disclosures about Fair Value of Financial Instruments***

Effective May 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and also establishes a framework for measuring fair value and expands disclosure about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The carrying amount of cash equivalents (Level 1) approximates fair value because of the short-term liquid nature of these instruments.

*(h)* ***Reclassifications***

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. The reclassification consisted of displaying selling expenses separately from general and administrative expenses.

## (4) Computer Software

Computer software as of April 30 consists of the following:

| | | 2009 | 2008 |
|---|---|---|---|
| Computer software | $ | 120,441 | 15,825 |
| | | 120,441 | 15,825 |
| Less accumulated amortization | | 10,037 | — |
| | $ | 110,404 | 15,825 |

Amortization expense was $10,037 and $0 for the years ended April 30, 2009 and 2008, respectively.

## (5) Note Payable

Note payable at April 30 consists of the following:

| | | 2009 | 2008 |
|---|---|---|---|
| Note payable, secured by commissions receivable; principal and interest payable on demand; interest is variable based on an independent index (6.25% and 8.00% at April 30, 2009 and 2008, respectively) | $ | 183,500 | 531,956 |
| | $ | 183,500 | 531,956 |

The note payable of $183,500 at April 30, 2009, is payable to a broker-dealer with which the Company had a dealer-to-dealer agreement resulting in the receipt of commissions in the normal course of business. The Company received $165,000 in loan proceeds, had $66,000 of principal forgiven, and $76,603 of accrued interest payable forgiven for the year ended April 30, 2008. During 2009, the relationship with the broker-dealer was terminated. The Company and the broker-dealer are currently in negotiations regarding payment of the remaining principal, and accrued and unpaid interest, along with commissions receivable of $160,000,which was recorded as revenue earned from the same broker/dealer. Settlement of these amounts are anticipated to be completed through arbitration. During 2009, the Company paid $175,000 of the loan principal and offset $173,456 of commission receivable due from the broker-dealer against the note payable balance.

## (6) Producer Unit Purchase Commitments

In conjunction with the legal reorganization discussed in note 2, upon the termination of a Producer Member, the Company committed to purchase the Producer Members' interest based upon a three year weighted average formula which approximates 25% of the annual revenue of the Company generated by the applicable producer. Obtaining certain restrictive covenant provisions was a primary consideration in developing the purchase price formula. Since this was the initial year of the Company as a multi-manager limited liability company, the formula for each Producer Member was based on their initial year of production and the corresponding liability was recognized upon the close of this year, April 30, 2009.



(Continued)

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. However, the agreement to purchase the Producer Members' interest is applicable to all producers upon becoming a Producer Member. Consequently, the Company has provided a liability and related expense as if all Producer Members terminated their membership as of the balance sheet date.

For the five-year period that payment of the purchase obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members of the Company, the impact of which is a reduction in selling expenses. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the mitigation of the liability for the purchase transaction, or the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of buying Producer Members' interest will be funded from profits attributed to Corporate Profit Units, the Company has provided a liability and related expense as if it will solely fund the producer unit purchase commitment. Total anticipated future payments at April 30, 2009 based on known terminations and a mandatory retirement age of 65 are as follows:

| | | |
|---|---|---|
| Year ending April 30: | | |
| 2010 | $ | 24,093 |
| 2011 | | — |
| 2012 | | — |
| 2013 | | 1,748 |
| 2014 | | 2,727 |
| Thereafter | | 1,719,185 |
| Anticipated future payments | $ | 1,747,753 |

## (7) Commitments

The Company subleased office space from an affiliate under a consent to sublease whereby the sublease is subject and subordinate to the prime lease. Total rental expense for the operating lease included in the accompanying statements of operations amounted to $2,751, for the year ended April 30, 2008, prior to cancellation. The sublease was canceled in November 2007. The affiliate office was no longer utilized, as all business was conducted from another affiliate office location, for which a sublease does not exist. Beginning in December 2007, rent expense is included as a component of the shared services charges, as described in note 8.



(Continued)

## (8) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions, which totaled $666,020 and $424,617 for the years ended April 30, 2009 and 2008, respectively. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services and customer account service support from affiliated entities. These expenses totaled $2,229,707 and $0 for the years ended April 30, 2009 and 2008, respectively. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties, entered into in conjunction with the reorganization discussed in note 2.

These transactions with affiliates are accounted for in accordance with intercompany allocations among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

## (9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2009, the Company had net regulatory capital of $999,703, which is $840,802 in excess of required net capital.

**Schedule I**

**LOCKTON FINANCIAL ADVISORS, LLC**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Net capital: | | |
| Total member's equity | $ 1,953,903 | 1,172,276 |
| Total member's equity qualified for net capital | 1,953,903 | 1,172,276 |
| Add additions to net worth | — | — |
| Less nonallowable assets | 853,262 | 197,003 |
| Net capital before haircuts | 1,100,641 | 975,273 |
| Less haircuts and undue concentration | 100,938 | 41,855 |
| Net capital | 999,703 | 933,418 |
| Aggregate indebtedness | 2,383,513 | 580,517 |
| Percentage aggregate indebtedness to net capital | 238% | 62% |
| Computation of net capital requirements: | | |
| Minimum net capital requirements** | 158,901 | 38,701 |
| Excess net capital | $ 840,802 | 894,717 |

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 15, 2009, at April 30, 2009.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2009. 6.67% of Aggregate Indebtedness was calculated to be $158,901 ($2,383,513 x 6.67% = $158,901).

The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2008. 6.67% of Aggregate Indebtedness was calculated to be $38,701 ($580,517 x 6.67% = $38,701).

See accompanying independent auditors' report.

**Schedule II**

## LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2009 and 2008

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2009 and 2008.

See accompanying independent auditors' report.

**Schedule III**

## LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2009 and 2008

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2009 and 2008.

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies, Inc):

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 25, 2009

KPMG

# LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements, Supplementary Information, and Report on Internal Control

April 30, 2009 and 2008

(With Independent Auditors' Report Thereon)